

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2011

<u>Via E-mail</u>
Karl J. Schmidt
Chief Financial Officer
Atkore International, Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re: Atkore International Holdings Inc.**
> **Atkore International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 19, 2011**
> **File No. 333-174689**

Dear Mr. Schmidt:

We have reviewed your amended registration statement and response letter. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Financial Data, page 56</u>

1. We note your response to prior comment eight in our letter dated August 31, 2011. Please revise note (b)(4) on page 59 to disclose the components of the $16 million in transaction costs in a manner similar to your response letter.

<u>Financial Statements</u>
<u>18. Guarantor Financial Information, page F-77</u>

2. We note your response to prior comment 19 in our letter dated August 31, 2011. Please clarify in note 18 that the issuer and each subsidiary guarantor are "100% owned" by the parent guarantor. Please also clarify, if accurate, that the parent guarantee is "full and unconditional". Refer to Rule 3-10(i)(8) of Regulation S-X. In

addition, please clarify in Note 19 of page F-39, if accurate, that each subsidiary guarantor is "100% owned" and that the guarantees are "full and unconditional".

You may contact Patricia Armelin at (202) 551-3747 or, in her absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Paul M. Rodel, Esq.